Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Year Ended December 31, 2013

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the year ended December 31, 2013, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2013	3Q 2013	(Decrease)	4Q 2012	(Decrease)
Revenue*	Specified Quarter	4,365,882	3,184,218	37.1	5,596,258	(22.0)
	Cumulative Basis	19,485,281	15,119,399	-	21,844,610	(10.8)

Operating Income	Specified Quarter	75,615	(172,387)	N/A**	15,737	380.5
	Cumulative Basis	379,260	303,645	-	1,552,675	(75.6)

Income before	Specified Quarter	137,237	(151,964)	N/A**	76,137	80.3
Income Tax Expense	Cumulative Basis	485,423	348,186	-	1,641,086	(70.4)

Net Income	Specified Quarter	(411,631)	80,603	N/A**	174,309	N/A**
	Cumulative Basis	113,360	524,992	-	1,847,678	(93.9)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	(118,652)	49,495	N/A**	139,907	N/A**
	Cumulative Basis	289,189	407,841	-	1,633,341	(82.3)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

**	N/A means “not applicable.”

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”) and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.

In connection with the currently pending privatization process of Woori Finance Holdings and its subsidiaries by the Korean government, operations of the regional bank subsidiaries of Woori Finance Holdings (consisting of Kwangju Bank and Kyongnam Bank) and certain other subsidiaries (consisting of Woori Investment & Securities, Woori Financial, Woori F&I, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Asset Management) have been classified as discontinued operations. Accordingly, the results of operations of such subsidiaries are excluded from the amounts of revenue, operating income and income before income tax expense set forth above. Preliminary figures for profits (losses) from discontinued operations were Won (306,712) million for 2013 and Won 564,091 million for 2012.

The figures above do not reflect potential tax expenses relating to the pending spin-off of Woori Finance Holdings’ businesses relating to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank, which expenses are expected to be incurred if the spin-off is deemed to be “non-qualified” under applicable Korean tax law.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Year Ended December 31, 2013

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the year ended December 31, 2013, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change Increase		% Change Increase
Item		4Q 2013	3Q 2013	(Decrease)	4Q 2012	(Decrease)
Revenue*	Specified Quarter	4,042,400	4,101,709	(1.45)	5,202,405	(22.30)
	Cumulative Basis	18,391,593	14,349,193	-	20,616,018	(10.79)

Operating Income	Specified Quarter	155,542	39,560	293.18	10,394	1,396.46
	Cumulative Basis	604,783	449,241	-	1,451,452	(58.33)

Income before	Specified Quarter	164,706	58,810	180.06	43,739	276.57
Income Tax Expense	Cumulative Basis	658,179	493,473	-	1,504,574	(56.25)

Net Income	Specified Quarter	159,380	30,970	414.63	176,128	(9.51)
	Cumulative Basis	576,966	417,586	-	1,496,917	(61.46)
Profit to the Equity Holders of the Parent Entity	Specified Quarter	159,315	30,575	421.06	176,149	(9.56)
	Cumulative Basis	575,958	416,643	-	1,496,246	(61.51)

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

The above figures are prepared in accordance with the K-IFRS and reflects applicable amendments to the K-IFRS that were declared effective as of January 1, 2013.

The figures for revenue, operating income and income before income tax expense exclude the results of certain discontinued operations relating to the horizontal spin-off of the credit card business of Woori Bank.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.